1100 Park Place	PHONE: 650-577-5200	www.wageworks.com
San Mateo, CA 94403	TOLL-FREE: 888-990-5099
FAX: 650-577-5201

May 7, 2012

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Charles Lee

Catherine T. Brown

James Allegretto

Andrew Blume

Re:	WageWorks, Inc.

Registration Statement on Form S-l (File No. 333-173709)

Acceleration Request

Requested Date:           May 9, 2012

Requested Time:          4:05 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, WageWorks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-173709) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Acceleration Request”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 493-9300.

In connection with the Acceleration Request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

1100 Park Place	PHONE: 650-577-5200	www.wageworks.com
San Mateo, CA 94403	TOLL-FREE: 888-990-5099
FAX: 650-577-5201

Sincerely,

WageWorks, Inc.

By:	/s/ Kimberly L. Jackson
Kimberly L. Jackson
Senior Vice President, General Counsel and Corporate Secretary

Cc:	David J. Segre, Esq.

Mark B. Baudler, Esq.

Todd C. Carpenter, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Esq.

Tad J. Freese, Esq.

Latham & Watkins LLP